

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2011

Via E-mail
Joseph Williger
Chief Executive Officer
G Willi-Food International Ltd.
4 Nahal Harif St., Northern Industrial Zone
Yavne 81106, Israel

> **Re: G-Willi-Food International Ltd.**
> **Form 20-F For Fiscal Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **File No. 000-29256**

Dear Mr. Williger:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F For Fiscal Year Ended December 31, 2010

Item 3. Key Information, page 3

A. Selected Financial Data, page 3

1. Convenience translations should be presented only for the most recent fiscal year. Please revise.

Item 5. Operating and Financial Review Prospects, page 31

Critical Accounting Policies, page 32

2. Please tell us your consideration of providing a sensitivity analysis of the effect of changes in critical estimates and assumptions in circumstances where changes in the

estimates/assumptions are reasonably likely to occur in the future and would have a
material effect on your financial position or results of operations.

4. Impairment of Goodwill, page 33

3. Please provide information for investors to assess the probability of future goodwill
    impairment charges. For example, please disclose whether any of your cash generating
    units are at risk of impairment or that the recoverable amount of your cash generating
    units is substantially in excess of their carrying value and are not at risk of impairment. If
    a cash generating unit is at risk of impairment, you should disclose:

    o the percentage by which the recoverable amount exceeded carrying value at
       the date of the most recent test;

    o the amount of goodwill allocated to each cash generating unit;

    o a more detailed description of the methods and key assumptions used and how
       the key assumptions were determined;

    o a discussion of the degree of uncertainty associated with the assumptions; and

    o a description of potential events and/or changes in circumstances that could
       reasonably be expected to negatively affect the key assumptions.

A. Results of Operations, page 38

4. Please tell us your consideration of discussing the results of discontinued operations in
    more detail, including a discussion of gains and losses on dispositions and goodwill
    impairment charges, in your discussion and analysis of operations for each year
    presented. Please also tell us your consideration of disclosing the following information
    in your discussion and analysis of operations for each year presented:

    o the reasons for increases in the expense items identified in your discussions of
       selling and general and administrative expenses; and

    o the effective tax rates and the reasons for the change between years in your
       discussions of taxes on income.

B. Liquidity and Capital Resources, page 42

5. Please tell us your consideration of disclosing information on the level of borrowings, the
    seasonality of borrowings, the maturity profile of borrowings and committed borrowing
    facilities, with a description of any restrictions on their use. Refer to Item 5.B. of Form
    20-F.

6. We note that total cash flows from investing and financing activities disclosed in your discussions of cash flow for 2009 and 2008 differ from the amounts disclosed in the consolidated statements of cash flows. Please revise or advise.

Consolidated Financial Statements, page F-1

Consolidated Statement of Cash Flows, page F-7

7. Please tell us the nature of the cash flows in the "Additions to prepaid expenses" line item and explain why classification as net cash used in continuing investing activities complies with IAS 7.

Notes to Consolidated Financial Statements, page F-9

8. Please disclose the date when the financial statements were authorized for issue and who gave the authorization. Please refer to paragraph 17 of IAS 10.

Note 2 – Summary of Significant Accounting Policies, page F-9

F. Business Combinations, page F-11

9. We note that you include costs directly attributable to business combinations in the cost of acquired businesses. Please tell us why your policy complies with the guidance in paragraph 53 of IFRS 3.

P. Revenue recognition, page F-17

10. Please tell us your consideration of disclosing your accounting policies with respect to customer returns, rebates and other credits.

X. Adoption of new and revised Standards and interpretations, page F-21

(1) Standards and interpretations affecting amounts reported in the current period (and/or prior periods), page F-21

11. We note your description of the revisions to IAS 27 (Revised) in the first paragraph on page F-22. Please tell us where the revisions you describe are located in IAS 27.

Note 5 – Investments in Subsidiaries, page F-28

12. Please tell us your consideration of providing a schedule showing the effects of the changes in your ownership interests in subsidiaries that do not result in loss of control on the equity attributable to your shareholders. Refer to paragraph 41(e) of IAS 27. Please

also tell us your consideration of disclosing the capital gain recognized on the purchase of additional shares in subsidiary in fiscal 2009.

13. Please tell us your consideration of disclosing the nature and extent of any significant restrictions on the ability of subsidiaries to transfer funds to you in the form of dividends or to repay loans and advances. Refer to paragraph 41(d) of IAS 27.

Note 8 – Goodwill, page F-31

14. Please tell us your consideration of disclosing the line item in the consolidated statements of income which includes the goodwill impairment loss recognized in 2008. Refer to paragraph 126 of IAS 36.

15. Please tell us whether reasonably possible changes in key assumptions would cause the salad production and marketing unit's carrying amount to exceed its recoverable amount and, if so, your consideration of disclosing the information required by paragraph 134(f) of IAS 36.

Note 9 – Intangible Assets, page F-33

16. Please tell us your consideration of disclosing the line item of the consolidated statements of income in which amortization of intangible assets is included. Refer to paragraph 118(d) of IAS 38.

Note 14 – Employee Benefits, page F-36

17. Please tell us your consideration of disclosing the percentage or amount that each major category of plan assets constitutes of the fair value of total plan assets. Please also tell us your consideration of providing a more informative description of the basis used to determine the overall expected rate of return on plan assets, including the effect of the major categories of plan assets. Refer to paragraph 120A of IAS 19.

Note 15 – Income Taxes, page F-40

18. Please tell us how to reconcile the amount of deferred tax expense for 2010 to the amount disclosed in the consolidated statements of cash flows. In addition, we note that there are no income taxes allocated to discontinued operations. Please advise.

19. Please tell us your consideration of disclosing (i) the amount of income tax allocated to foreign currency translation adjustments and (ii) the amount of deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized. Please refer to paragraph 81 of IAS 12.

Note 16 – Commitments and Contingencies, page F-43

A. Commitments

20. We note you your disclosure in item (1) that you have agreed to pay incentives to customers based on the increase in volume of sales. We also note your disclosure on page 23 that you offer other incentives. Please tell us how you account for these sales incentives and the basis for your accounting.

21. Please tell us your consideration of disclosing rent expense for each year presented and future minimum lease payments under non-cancellable operating leases at the end of the most recent year in accordance with paragraph 35 of IAS 17.

B. Contingent liabilities

22. Please provide an estimate of the financial effect of the legal actions disclosed in items (3), (4) and (7) or state that providing such disclosure is not practical.

Note 18 – Options Plans, page F-48

23. Please tell us how you account for share options granted under the parent company's stock incentive plan and the basis for your accounting. Please reference the guidance in IFRS 2 supporting your accounting treatment.

24. We note that the option plan was amended and that the exercise price per share payable upon exercise of an option was determined on NIS 11.5 subject to adjustments, and that you granted 135,000 options on August 4, 2009. Please tell us the events and circumstances that result in adjustments to the exercise price of the options and how the adjustment terms are considered in your estimate of fair value or are otherwise accounted for, and the basis for your accounting treatment. In addition, if options were modified upon the amendment of the option plan, please tell us how you accounted for the modification.

25. We understand that the reference to the parent company means your parent company. Please confirm our understanding. If our understanding is correct, please tell us your consideration of disclosing the information required by paragraph 51 of IFRS 2. In addition, please tell us your consideration of disclosing (i) the range of exercise prices and weighted average remaining contractual life for share options outstanding at the end of the year, (ii) the weighted average fair value of share options granted during the year, (iii) the weighted average share price used in estimating the fair value of options granted during the year and (iv) how expected volatility was determined. Refer to disclosures required by IFRS 2.

Note 24 – Financial Instruments, page F-54

B. Categories of financial instruments, page F-54

26. Please tell us how to reconcile the amounts of trade and other receivables and financial liabilities measured at amortized cost disclosed in the table to the amounts reported in the consolidated balance sheet.

G. Liquidity risk management, page F-56

27. Please tell us the financial liabilities included in the table of the maturity profile of outstanding financial liabilities and the financial instruments included in the table of non derivative financial instruments.

Note 25 – Discontinued Operations, page F-60

28. Please tell us your consideration of disclosing the amount of income tax expense relating to the loss on disposal and abandonment of operations for each year. Refer to paragraph 81(h) of IAS 12.

Note 26 – Segment Information, page F-61

29. Please tell us your consideration of disclosing interest income, interest expense and depreciation and amortization for each reportable segment. Refer to paragraph 23 of IFRS 8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Baruch Shusel
        Chief Financial Officer